 # LION INDUSTRIES CORPORATION BERHAD (415-D)

A Member of The Lion Group

31 July 2007

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549


07025964



SUPPL

Dear Sirs

Re :   Exemption No. 82-3342
       Issuer : Lion Industries Corporation Berhad

We enclose herewith a copy of the General Announcement dated 30 July 2007, Re: Dealings in Securities by Principal Officers Outside Closed Period for filing pursuant to exemption granted to the Company under rule 12g3-2(b) of the Securities Exchange Act of 1934.

Please contact the undersigned if you have any queries.

Yours faithfully
LION INDUSTRIES CORPORATION BERHAD

WONG PHOOI LIN
Secretary

c.c Ms Andres Estay -   The Bank of New York
                          ADR Department
                          101 Barclay St., 22nd Floor
                          New York
                          NY 10286

Submitting Merchant Bank
(if applicable)
Submitting Secretarial Firm Name
(if applicable)
* Company name : **Lion Industries Corporation Berhad**
* Stock name : **LIONIND**
* Stock code : **4235**
* Contact person : **Wong Phooi Lin**
* Designation : **Secretary**

* Type : ● Announcement ○ Reply to query

* Subject :
Dealings in Securities by Principal Officers Outside Closed Period

* **Contents :-**

Pursuant to Paragraph 14.09(a) of the Listing Requirements of Bursa Malaysia Securities Berhad, the principal officers of the Company have dealt in the securities of the Company as set out in Table 1 and Table 2 hereunder.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

Table 1 - Exercise of Options pursuant to Executive Share Option Scheme ("ESOS")

Name of Principal Officer	Date of Exercise pursuant to ESOS	Exercise Price per Share (RM)	Number of Shares Subscribed	% of Issued Share Capital
Chung Chee Tam	18.07.2007	1.33	28,000	Negligible

Table 2 - Disposal of Shares

Name of Principal Officers	Date of Dealings	Consideration per Share (RM)	Number of Shares Sold	% of Issued Share Capital
Loh Fook Guan	25.07.2007	2.04	20,000	Negligible
	26.07.2007	2.07	15,700	Negligible
Lee Whay Keong	26.07.2007	2.13	30,000	Negligible
Wang Wing Ying	26.07.2007	2.11	15,000	Negligible

LION INDUSTRIES CORPORATION BERHAD (415-D)

Secretary

3 0 JUL 2007

 **LION INDUSTRIES CORPORATION BERHAD** (415-D)

A Member of The Lion Group

30 July 2007

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549

Dear Sirs

Re : Exemption No. 82-3342
    Issuer : Lion Industries Corporation Berhad

We enclose herewith a copy of the General Announcement dated 27 July 2007, Re: Dealings in Securities by Principal Officers Outside Closed Period for filing pursuant to exemption granted to the Company under rule 12g3-2(b) of the Securities Exchange Act of 1934.

Please contact the undersigned if you have any queries.

Yours faithfully
LION INDUSTRIES CORPORATION BERHAD

WONG PHOOI LIN
Secretary

c.c Ms Andres Estay -   The Bank of New York
                         ADR Department
                         101 Barclay St., 22nd Floor
                         New York
                         NY 10286

Level 46, Menara Citibank, 165 Jalan Ampang, 50450 Kuala Lumpur, Malaysia.
Tel: (603) 21622155, 21613166 Fax: (603) 2162 3448



Form Version 2.0
General Announcement
Ownership transfer to LION INDUSTRIES CORPORATION/EDMS/KLSE on 27/07/2007 18:02:16
Reference No LI-070727-71F19

Submitting Merchant Bank (if applicable)	:
Submitting Secretarial Firm Name (if applicable)	:
* Company name	: **Lion Industries Corporation Berhad**
* Stock name	: **LIONIND**
* Stock code	: **4235**
* Contact person	: **Wong Phooi Lin**
* Designation	: **Secretary**

* Type : ● Announcement ○ Reply to query

* Subject :
Dealings in Securities by Principal Officers Outside Closed Period

* **Contents :-**

Pursuant to Paragraph 14.09(a) of the Listing Requirements of Bursa Malaysia Securities Berhad, the principal officers of the Company have dealt in the securities of the Company as set out in Table 1 and Table 2 hereunder.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

Table 1 - Exercise of Options pursuant to Executive Share Option Scheme ("ESOS")

Name of Principal Officers	Date of Exercise pursuant to ESOS	Exercise Price per Share (RM)	Number of Shares Subscribed	% of Issued Share Capital
Kok Wai Hung	26.07.2007	1.33	10,000	Negligible

Table 2 - Disposal of Shares

Name of Principal Officers	Date of Dealings	Consideration per Share (RM)	Number of Shares Sold	% of Issued Share Capital
Tan Sin Chun	25.07.2007	2.04	2,000	Negligible
	26.07.2007	2.11	4,000	Negligible
Tang Foo Chuen	26.07.2007	2.09	2,000	Negligible

LION INDUSTRIES CORPORATION BERHAD (415-D)

Secretary

2 7 JUL 2007

END

1